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EXHIBIT 99
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MONDAY, AUGUST 4, 1997

COMPANY PRESS RELEASE

HUDSON CHARTERED BANCORP BEGINS TRADING ON THE AMEX


NEW YORK, August 4, 1997 -- The American Stock Exchange today began trading the common stock of Hudson Chartered Bancorp, Inc., the parent company for First National Bank of the Hudson Valley.

T. Jefferson Cunningham III, Chairman and Chief Executive Officer of Hudson Chartered Bancorp, said "We are pleased that the American Stock Exchange has approved our application to list our stock on the Exchange. We believe the move to AMEX will enhance the trading market of our shares, capitalizing on the depth, pricing efficiency, and pricing consistency of a recognized exchange. These advantages will particularly benefit many smaller shareholders in the communities which we serve. "

From its 21 branches in Dutchess, Ulster, Orange, and Putnam counties, First Hudson Valley offers individual, business, and municipal customers a full range of loan and deposit products and trust and investment services. Hudson's principal executive offices are located in Lagrangeville, New York.

Trading under the ticker symbol HCK, the stock opened at $29.00 on 100 shares. The company has selected AGS Specialist Partners as its specialist unit. Prior to today's listing, the company's shares were traded on the NASDAQ National Market.

The American Stock Exchange is the second largest U.S. Stock exchange and a primary marketplace for both equity and derivative securities.